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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

ASCENDIA BRANDS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)
15670X104
(CUSIP Number)
Brian H. Jaffe, Esq.
Siller Wilk LLP
675 Third Avenue
New York, NY 10017
(212) 421-2233
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15670X104	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Fredric H. Mack

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,900,760

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,900,760

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,900,760

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	15670X104	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Irrevocable Trust FBO Hailey Mack U/A dated as of July 1, 1999

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		200,486 (See Item 5(b))

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		200,486 (See Item 5(b))

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

200,486

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	15670X104	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Irrevocable Trust FBO Jason Mack U/A dated as of July 1, 1999

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		200,486 (See Item 5(b))

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		200,486 (See Item 5(b))

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

200,486

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Page 5 of 7 Pages
Amendment No. 4 to Schedule 13D
     This Amendment No. 4 to Schedule 13D (this “Statement”) amends the Schedule 13D filed by Fredric H. Mack (“FHM”) dated May 2, 2005, as amended by Amendment No. 1 thereto filed by the Reporting Persons dated March 3, 2006, Amendment No. 2 thereto filed by the Reporting Persons dated March 6, 2006, and Amendment No. 3 thereto filed by the Reporting Persons dated January 11, 2007 (collectively, the “Original Schedule 13D”), with respect to their ownership of Common Stock (the “Common Stock”) of Ascendia Brands, Inc. (f/k/a Cenuco, Inc., the “Company”). Capitalized terms used herein and not otherwise defined have the meanings given them in the Original Schedule 13D.
     This Statement is being filed to report that, upon approval by the holders of the Common Stock on February 14, 2007, each of the then outstanding shares of Series A Junior Participating Preferred Stock, $.001 par value per share (the “Series A Preferred Stock”), of the Company, including each of the shares of Series A Preferred Stock owned by the Reporting Persons, was converted into 10,208.2392 shares of Common Stock.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Schedule 13D is hereby amended by adding a new paragraph at the end thereof that reads in its entirety as follows:
     The holders of Common Stock, at an annual meeting of the stockholders of the Company on February 14, 2007, approved a resolution providing for the conversion of each then outstanding share of Series A Preferred Stock into 10,208.2392 shares of Common Stock. In accordance with the terms and designations of the Series A Preferred Stock, immediately upon such stockholder approval without any further action by the Company or the Reporting Persons, the 53.9525 shares of Series A Preferred Stock owned by FHM, the 4.9456 shares of Series A Preferred Stock owned by the HM Trust, and the 4.9456 shares of Series A Preferred Stock owned by the JM Trust were converted into 550,760 shares, 50,486 shares, and 50,486 shares of Common Stock, respectively.
Item 5. Interest in Securities of the Issuer.
     Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D are hereby amended by deleting such paragraphs and replacing paragraphs (a) and (b) so that they read in their entirety as follows:
     (a) As of March 19, 2007, the Reporting Persons owned the following shares of Common Stock:
          (i) FHM beneficially owned 1,900,760 shares of Common Stock, representing 4.5% of the outstanding Common Stock.
          (ii) The HM Trust beneficially owned 200,486 shares of Common Stock, representing 0.5% of the outstanding Common Stock.
          (iii) The JM Trust beneficially owned 200,486 shares of Common Stock, representing 0.5% of the outstanding Common Stock.
The number of shares of Common Stock received upon conversion of the Series A Preferred Stock set forth in this Statement is based on information provided by an officer of the Company to counsel for the Reporting Persons. The ownership percentages set forth in this Statement are based on the 41,779,840

Page 6 of 7 Pages
shares of Common Stock outstanding on March 15, 2007 as reported in the Company’s Current Report on Form 8-K filed on March 21, 2007.
     (b) FHM has sole voting and dispositive power over the 1,900,760 shares of Common Stock owned by FHM.
          As the sole trustee of the HM Trust and the JM Trust, TJM has sole voting and dispositive power over the 200,486 shares owned by the HM Trust and the 200,486 shares owned by the JM Trust. FHM disclaims beneficial ownership of the shares of Common Stock held by the HM Trust and the JM Trust.
          Paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended by adding the following new paragraph at the end thereof:
          Except for the conversion of the shares of Series A Preferred Stock described in Item 3 above, none of the Reporting Persons have effected any transactions in the shares of Common Stock during the past 60 days.

Page 7 of 7 Pages
SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.
Dated: March 21, 2007

/s/ Fredric H. Mack
Fredric H. Mack

IRREVOCABLE TRUST FBO HAILEY MACK U/A DATED AS OF JULY 1, 1999
By:	/s/ Tami J. Mack
Tami J. Mack, Trustee

IRREVOCABLE TRUST FBO JASON MACK U/A DATED AS OF JULY 1, 1999
By:	/s/ Tami J. Mack
Tami J. Mack, Trustee